UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TELUS INTERNATIONAL (Cda) INC.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
87975H100
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87975H100	-2-

1	NAMES OF REPORTING PERSONS Riel B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	47,927,857(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	47,927,857(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,927,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		39.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Consists of 15,377,857 multiple voting shares (“Multiple Voting Shares”) and 32,550,000 subordinate voting shares (“Subordinate Voting Shares”) of TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

(2) This percentage is calculated based upon 106,830,312 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2024 (the “2023 20-F”), 32,550,000 Subordinate Voting Shares beneficially owned by the Reporting Person and 15,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2023 20-F that there were 167,381,876 Multiple Voting Shares outstanding as of December 31, 2023. The Reporting Person, therefore, held 9.2% of the outstanding Multiple Voting Shares, which represents 10.5% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2023.

CUSIP No. 87975H100	-3-

1	NAMES OF REPORTING PERSONS BPEA Private Equity Fund VI, L.P.1 (formerly known as The Baring Asia Private Equity Fund VI, L.P.1).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	47,927,857(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	47,927,857(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,927,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		39.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) Consists of 15,377,857 multiple voting shares (“Multiple Voting Shares”) and 32,550,000 subordinate voting shares (“Subordinate Voting Shares”) of TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

(2) This percentage is calculated based upon 106,830,312 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2024 (the “2023 20-F”), 32,550,000 Subordinate Voting Shares beneficially owned by the Reporting Person and 15,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2023 20-F that there were 167,381,876 Multiple Voting Shares outstanding as of December 31, 2023. The Reporting Person, therefore, held 9.2% of the outstanding Multiple Voting Shares, which represents 10.5% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2023.

CUSIP No. 87975H100	-4-

1	NAMES OF REPORTING PERSONS BPEA Private Equity Fund VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	47,927,857(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	47,927,857(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,927,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		39.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) Consists of 15,377,857 multiple voting shares (“Multiple Voting Shares”) and 32,550,000 subordinate voting shares (“Subordinate Voting Shares”) of TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

(2) This percentage is calculated based upon 106,830,312 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2024 (the “2023 20-F”), 32,550,000 Subordinate Voting Shares beneficially owned by the Reporting Person and 15,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2023 20-F that there were 167,381,876 Multiple Voting Shares outstanding as of December 31, 2023. The Reporting Person, therefore, held 9.2% of the outstanding Multiple Voting Shares, which represents 10.5% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2023.

CUSIP No. 87975H100	-5-

1	NAMES OF REPORTING PERSONS BPEA Private Equity Fund VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	47,927,857(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	47,927,857(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,927,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		39.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) Consists of 15,377,857 multiple voting shares (“Multiple Voting Shares”) and 32,550,000 subordinate voting shares (“Subordinate Voting Shares”) of TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

(2) This percentage is calculated based upon 106,830,312 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2024 (the “2023 20-F”), 32,550,000 Subordinate Voting Shares beneficially owned by the Reporting Person and 15,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2023 20-F that there were 167,381,876 Multiple Voting Shares outstanding as of December 31, 2023. The Reporting Person, therefore, held 9.2% of the outstanding Multiple Voting Shares, which represents 10.5% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2023.

CUSIP No. 87975H100	-6-

1	NAMES OF REPORTING PERSONS BPEA Private Equity GP VI, L.P (formerly known as Baring Private Equity Asia GP VI, L.P.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	47,927,857(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	47,927,857(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,927,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		39.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1) Consists of 15,377,857 multiple voting shares (“Multiple Voting Shares”) and 32,550,000 subordinate voting shares (“Subordinate Voting Shares”) of TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

(2) This percentage is calculated based upon 106,830,312 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2024 (the “2023 20-F”), 32,550,000 Subordinate Voting Shares beneficially owned by the Reporting Person and 15,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2023 20-F that there were 167,381,876 Multiple Voting Shares outstanding as of December 31, 2023. The Reporting Person, therefore, held 9.2% of the outstanding Multiple Voting Shares, which represents 10.5% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2023.

CUSIP No. 87975H100	-7-

1	NAMES OF REPORTING PERSONS BPEA Private Equity GP VI Limited (formerly known as Baring Private Equity Asia GP VI Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	47,927,857(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	47,927,857(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,927,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		39.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Consists of 15,377,857 multiple voting shares (“Multiple Voting Shares”) and 32,550,000 subordinate voting shares (“Subordinate Voting Shares”) of TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer on a one-for-one basis at the option of Riel B.V. and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.

(2) This percentage is calculated based upon 106,830,312 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2024 (the “2023 20-F”), 32,550,000 Subordinate Voting Shares beneficially owned by the Reporting Person and 15,377,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person. In addition, the Issuer reported in the 2023 20-F that there were 167,381,876 Multiple Voting Shares outstanding as of December 31, 2023. The Reporting Person, therefore, held 9.2% of the outstanding Multiple Voting Shares, which represents 10.5% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2023.

CUSIP No. 87975H100	-8-

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:
TELUS International (Cda) Inc.
(b)	Address of Issuer’s Principal Executive Offices:
510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada
Item 2.
(a)	Name of Person Filing:
Each of the following is hereinafter referred to as a “Reporting Person.” This statement is filed on behalf of:
(i) Riel B.V.;
(ii) BPEA Private Equity Fund VI, L.P.1 (formerly known as The Baring Asia Private Equity Fund VI, L.P.1) (“Fund VI1”);
(iii) BPEA Private Equity Fund VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2) (“Fund VI2”);
(iv) BPEA Private Equity GP VI, L.P. (formerly known as Baring Private Equity Asia GP VI, L.P.) (“Fund VI GP”); and
(v) BPEA Private Equity GP VI Limited (formerly known as Baring Private Equity Asia GP VI Limited) (“Fund VI Limited”).
The relationships among the Reporting Persons are described in Item 4 of this statement. The Joint Filing Agreement among the Reporting Persons is incorporated by reference to Exhibit 1 to the Schedule 13G filed by those persons on February 17, 2022.
(b)	Address of Principal Business Office or, if None, Residence:
The principal business address of the Riel B.V. is Jupiter Building, Herikerbergweg 88, 1101 CM Amsterdam, The Netherlands. The principal business address of Fund VI1, Fund VI2, Fund VI GP and Fund VI Limited is 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.
(c)	Citizenship:
Please refer to Row 4 of the cover sheet for the Reporting Person.
(d)	Title and Class of Securities:
Subordinate voting shares, no par value
(e)	CUSIP No.:
87975H100

CUSIP No. 87975H100	-9-

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c):
Not applicable
Item 4.	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the response to Row 9 on the attached cover page.
(b) Percent of Class: See the response to Row 11 on the attached cover page.
(c) Number of shares as to which the person has
(i) Sole power to vote or direct the vote: See the response to Row 5 on the attached cover page.
(ii) Shared power to vote or to direct the vote: See the response to Row 6 on the attached cover page.
(iii) Sole power to dispose or to direct the disposition of: See the response to Row 7 on the attached cover page.
(iv)

Shared power to dispose or to direct the disposition of:

See the response to Row 8 on the attached cover page.

Riel B.V. is indirectly and wholly-owned by Fund VI1, Fund VI2 and certain of its affiliates. The general partner of Fund VI and Fund VI2 is Fund VI GP. The general partner of Fund VI GP is Fund VI Limited.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
See Item 4

CUSIP No. 87975H100	-10-

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.
Not applicable

CUSIP No. 87975H100	-11-

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

RIEL B.V.

By:	/s/ Ronald Posthumus
Name:	Ronald Posthumus
Title:	Director

BPEA PRIVATE EQUITY FUND VI, L.P.1 (formerly known as The Baring Asia Private Equity Fund VI, L.P.1)

By:	/s/ Stefan van Oorschot
Name:	Stefan van Oorschot
Title:	Director of BPEA Private Equity GP VI Limited, acts as the general partner of BPEA Private Equity GP VI, L.P., which is the general partner of BPEA Private Equity Fund VI, L.P.1

BPEA PRIVATE EQUITY FUND VI, L.P.2 (formerly known as The Baring Asia Private Equity Fund VI, L.P.2)

By:	/s/ Stefan van Oorschot
Name:	Stefan van Oorschot
Title:	Director of BPEA Private Equity GP VI Limited, acts as the general partner of BPEA Private Equity GP VI, L.P., which is the general partner of BPEA Private Equity Fund VI, L.P.2

CUSIP No. 87975H100	-12-

BPEA PRIVATE EQUITY GP VI, L.P. (formerly known as Baring Private Equity Asia GP VI, L.P.)

By:	/s/ Stefan van Oorschot
Name:	Stefan van Oorschot
Title:	Director of BPEA Private Equity GP VI Limited, acts as the general partner of BPEA Private Equity GP VI, L.P.

BPEA PRIVATE EQUITY GP VI LIMITED (formerly known as Baring Private Equity Asia GP VI Limited)

By:	/s/ Stefan van Oorschot
Name:	Stefan van Oorschot
Title:	Director